                                                                  Exhibit 4.6(b)

THE CONFIDENTIAL PORTIONS OF THIS EXHIBIT HAVE BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST IN ACCORDANCE WITH RULE 24B-2 OF THE SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED. REDACTED PORTIONS OF THIS EXHIBIT ARE MARKED BY AN ***.

                                LICENSE AGREEMENT

                                 By and between

                       BRITANNIA PHARMACEUTICALS, LIMITED

                                 Redhill, Surrey

                                 United Kingdom

                                       and

                           MYLAN PHARMACEUTICALS, INC.

                        Morgantown, West Virginia, U.S.A.

                                                                  Execution Copy
                                                                        11/24/99

                                      INDEX

1.   Interpretation and Definitions

2. Due Diligence Period; Completion of Development; Clinical Trial; Product Registration

3.   Grant of License; License Fees

4.   Royalty

5.   Trademarks and Trade Names; Patent Infringement

6.   Representations and Warranties

7.   Confidentiality

8.   Marketing Obligation; Indemnity

9.   Term of License Agreement

10.  Termination

11.  Specific Performance; Force Majeure

12.  Further Assistance

13.  Assignment

14.  Choice of Law

15.  Notices

16.  Miscellaneous

                                    AGREEMENT

THIS AGREEMENT effective this 29th day of November, 1999, by and between;

BRITANNIA PHARMACEUTICALS, LIMITED, a U.K. limited liability company whose principle place of business is 41-51 Brighton Road, Redhill, Surrey RH1 6YS, England (hereinafter referred to as "Britannia"); and

MYLAN PHARMACEUTICALS, INC., a corporation organized and existing under the laws of the State of West Virginia, United States of America, having its principal offices at 781 Chestnut Ridge Road, Morgantown, West Virginia, 26505 U.S.A. (Hereinafter referred to as "Mylan")

                                    RECITALS

A. Britannia and Dow Hickham Pharmaceuticals Inc., a wholly-owned subsidiary of Mylan, previously entered into an agreement dated August 30, 1995 (the "1995 Agreement") concerning a product containing apomorphine hydrochloride for the treatment of Parkinson's Disease. The 1995 Agreement has been terminated.

B. Britannia's request for Orphan Drug Designation by the United States Food and Drug Administration ("FDA") for the Product was granted under the U. S. Orphan Drug Act on April 22, 1993 (as hereinafter defined, the "Orphan Drug Designation"); and said Orphan Drug Designation (#91-575) subsequently was transferred to Mylan on January 14, 1999.

C. Britannia has developed certain know-how regarding the registration, manufacturing and marketing of the Product (as hereafter defined, the "Know-How"), and is developing other forms of the Product for intranasal and other routes of administration.

D. Prior to the execution hereof, Mylan has conducted a customary "due diligence" review of information within the control of Britannia relating to the Product, the Orphan Drug Designation, and the

     Know-How which Mylan deemed necessary and relevant to the transactions contemplated by this Agreement.

E. Mylan filed an Investigative New Drug exemption (the "IND") for the Product on March 14, 1997, and is proceeding to conduct the research and testing necessary to filing a NDA for the Product.

F. Britannia, desires to grant Mylan an exclusive license to manufacture, promote, use, distribute, sell and otherwise commercially exploit the Product under the Know-How in the United States, and under the Know-How in Canada and Mexico (as hereafter defined, the United States, Canada and Mexico shall constitute the "Territory") and Mylan desires to receive such license.

NOW THEREFORE, in consideration of the mutual promises set forth herein, the parties hereto hereby agree as follows:

1.   INTERPRETATION AND DEFINITIONS

     As used herein, the following terms shall have the respective meanings set forth below:

     1.1 "Affiliate" shall mean any person or legal entity controlling, controlled by or under common control with the person or legal entity with respect to whom such status is at issue.

     1.2 "Best Efforts" shall mean such commercially reasonable efforts, resources and expertise as a reasonably prudent business person experienced in and knowledgeable of such matters as the kind and character contemplated herein would exercise under the circumstances.

     1.3 "Commencement Date" shall mean the date on which this Agreement has been signed by both parties.

     1.4 "Contract Year" shall mean the period beginning on the date of introduction of the Product by Mylan in the Territory and ending December 31 of the following year and, for each subsequent Contract Year, the successive calendar year or portion thereof during the term of this Agreement.

     1.5 "Field of Use", when used in connection with the Product in the ampule dosage form, shall mean the treatment of Parkinson's disease; when used in connection with Improvements made by Britannia, shall mean the treatment of Parkinson's disease and treatment of any other ailment for which Improvements are indicated; and, when used in connection with Improvements made by Mylan, shall mean only treatment of Parkinson's disease.

     1.6 "Improvements" shall mean new dosage forms or other modifications (including new uses outside the Field of Use) to the Product developed by either party.

     1.7 "Know-How" shall mean all methods, processes, techniques, products, machines, materials, compositions, technology, information, data, results of tests, studies, analyses and expertise possessed now and in the future by Britannia or any Affiliate of Britannia, or developed after the Commencement Date by Mylan or any Affiliate of Mylan, which are useful in, and specifically related to, making, marketing or using the Product or packaging that is uniquely designed or suited for the Product, and shall include, without limitation, pharmacology, toxicology, drug stability, manufacturing and formulation methodologies and techniques, analytical technologies and clinical or non-clinical safety and efficacy studies. It is understood and agreed that the "Know-How" does not include any know-how or confidential information relating to the Pen as defined in the 1995 Agreement.

     1.8 "NDA" shall mean a New Drug Application filed with the United States Food and Drug Administration in respect of the Product for the Indication, and all amendments and supplements thereto.

     1.9 "Net Sales" shall mean: The gross amount invoiced for the Product in arm's length transactions with bona fide customers who are not Affiliates or Sublicensees of Mylan, less

          (a) quantity and/or normal and customary cash discounts actually allowed or taken;

          (b) freight, postage, insurance, duties and taxes (not including sales or income taxes payable by Mylan) invoiced as separate items by Mylan;

          (c) credits, rebates and/or adjustments allowed or given by reason of Product expiration dating, rejections or returns, retroactive price reductions or programs with wholesalers or other distributors or resellers according to which they are entitled to chargeback rebates, credits or adjustments upon their sales to customers; and

          (d) rebates, administrative fees, reimbursements or similar payments to or for Medicaid or any other government programs (whether mandatory or voluntary), hospitals, health maintenance organizations, insurance carriers, buying groups or other entities in connection with the purchase or utilization of the Product.

     1.10 "Net Selling Price" during any period shall mean the amount obtained by dividing Net Sales of the Product sold by Mylan during such period by the number of units of the Product sold which comprise such Net Sales.

     1.11 "Non-Exclusive" shall mean, when used in connection with a specific grant of rights to the Product, that the granting party (i) shall retain for itself and its Affiliates the ability to use such granted rights, and (ii) shall have the ability to authorize its Affiliates or third parties (in addition to the grantee of such specific rights) to use such granted rights, in the Territory and Field of use covered by, and for the time of, the grant.

     1.12 "Orphan Drug Designation" shall mean the FDA's act of granting a request by Britannia for designation of the Product as intended for a rare disease or condition pursuant to 21 USC 360 bb; which said Designation subsequently was transferred to Mylan.

     1.13 "Orphan Drug Rights" shall mean the rights of exclusivity which will be granted by the FDA to Mylan upon approval of the Product for marketing in the United States pursuant to 21 USC 360 cc.

     1.14 "Product" shall mean a pharmaceutical product containing apomorphine hydrochloride in the following dosage forms:

          (a) 2 ml. and 5ml. glass ampules and other containers with the same or different volumes for subcutaneous injection; and

          (b) Improvements developed by Britannia and incorporated under the License in accordance with Section 3.3 below.

          It is understood and agreed that "Product" does not include the "Pen" as defined in the 1995 Agreement.

     1.15 "Quarter" shall refer to the quarterly periods ending March 31, June 30, September 30 and December 31.

     1.16 "Specifications" shall mean the specifications for the Product set forth in an approved NDA or other regulatory approvals for the Product in the Territory, as the same may be amended from time to time in writing and agreed between the parties.

     1.17 "Territory" shall mean the United States of America, its territories and possessions (including the freely-associated Commonwealth of Puerto Rico), Canada and Mexico.

     1.18 "U.K. License" shall mean the license for the Product dated August, 1993 granted by the Medicines Control Agency in the United Kingdom, and all amendments and supplements thereto.

2. DUE DILIGENCE PERIOD; COMPLETION OF DEVELOPMENT; CLINICAL TRIAL; PRODUCT REGISTRATION

     2.1 Mylan shall use its Best Efforts to obtain FDA approval of the NDA for the Product and to secure and maintain the registration applications for the Product in Canada and Mexico.

     2.2 Britannia agrees to use its Best Efforts to assist Mylan in the completion of development work necessary for FDA approval of the NDA and in the preparation and filing of the other registrations for the Product in the Territory. Out-of-pocket expenses for the NDA and other Product registrations, including any additional clinical studies, filing fees, and other expenses associated with the completion, preparation and filing of the NDA and the other Product registrations, shall be borne by Mylan. All product registrations shall be owned by Mylan and shall be submitted in Mylan's name.

3.   GRANT OF LICENSE; LICENSE FEES.

     3.1  In consideration for the payment of the license fees provided by
          Section 3.2 hereunder and subject to the terms and conditions hereof, Britannia hereby grants Mylan and Mylan hereby accepts an Exclusive right under the Know-How and the Orphan Drug Designation, to manufacture, market, promote, use, distribute, sell and otherwise commercially exploit the Product in the Field of Use in the Territory (such rights are hereinafter referred to as the "License"). Mylan shall have the right to sublicense the rights granted hereunder, provided that the terms and conditions of such sublicense shall not be inconsistent with the terms and conditions of this Agreement and each such sublicense (except to an Affiliate of Mylan) shall be subject to the prior written approval of Britannia, which approval shall not be unreasonably withheld. It is understood and agreed that any purported sublicense by Mylan in violation of this
          Section 3.1 shall be invalid.

     3.2  In consideration for the rights granted to Mylan pursuant to Section
          3.1 hereof, Mylan hereby agrees to pay the following additional license fees to Britannia:

          (a) U.S. $*** (*** United States Dollars) upon approval by the FDA of the NDA with Orphan Drug Rights;

          (b) U.S. $*** (*** United States Dollars) upon the one year anniversary of first commercial sale of the Product in the Territory.

     3.3 The License granted hereby shall be deemed to include all Improvements to the Product, subject to the following terms and conditions:

          (a) Improvements developed by Britannia shall become part of the License granted to Mylan under Section 3.1 of this Agreement without further milestone payments by Mylan provided that Mylan shall deliver to Britannia, without charge, a copy of the regulatory package for such Improvement in the form in which it is filed in the U.S. and other countries in the Territory; Mylan shall have the obligation to complete regulatory trials and register Improvements developed by Britannia whenever it is commercially reasonable to do so;

          (b) Improvements developed by Mylan within the Field of Use shall be offered to Britannia on an exclusive basis for all countries outside the Territory;

          (c) Mylan shall have the right to make, use and sell the Product in the Territory under the Improvements developed by Mylan within the Field of Use, provided that it shall pay to Britannia a royalty of *** percent (***%) on Net Sales of such Product;

          (d) Improvements developed by Mylan outside the Field of Use shall be offered to Britannia on an exclusive basis in the U.K. only. Mylan shall retain all other rights outside the U.K.; and

          (e) Mylan shall have the right to make, use and sell Improvements without obligations to Britannia other than those established under Subsections 3.3(b), (c) or (d) above.

Improvements developed by Mylan shall be offered to Britannia under subsections
(b) and (d) in exchange for a royalty of *** percent of Net Sales of such Improvement and the parties shall enter into an agreement containing the same terms and conditions in respect of such Improvement as apply to the Product under this Agreement. Such Improvements shall be disclosed in writing to Britannia and Britannia shall have a period not to exceed *** from date of written disclosure in which to exercise its rights under this Section. For purposes of this Section 3.3, Improvements developed by Mylan's parent company, Mylan Laboratories, or its Affiliates shall be deemed to be Improvements developed by Mylan. The term "developed" as used herein shall mean reduced to practice such that the party offered the Improvement is able to determine whether such Improvement would be useful or marketable. The work required to bring the Improvement to market for regulatory purposes, including clinical trials necessary for approval, shall remain the responsibility of each party in its respective territory.

4.   ROYALTY

     In consideration of the grant of license hereinabove set forth, Mylan shall pay to Britannia a Royalty of ***% of Net Sales for the first *** of the term of this Agreement and a royalty of ***% of Net Sales thereafter for the remainder of the term of this Agreement as set forth in Section 9 hereof. Such royalty shall be paid on a calendar quarterly basis, in arrears, within sixty (60) days of the end of the quarter in which the royalty is earned.

5.   TRADEMARKS AND TRADE NAMES; PATENT INFRINGEMENT

     5.1 Mylan shall be responsible for the selection, registration and maintenance of any trademark or name under which Mylan may choose to market the Product and its Improvements. Mylan shall own all trademarks and trade names pursuant to which Mylan may determine to market the product and its Improvements in the territory.

     5.2 (a) Britannia and Mylan agree to notify the other in writing of (i) any alleged infringement or potential infringement of the Orphan Drug Rights, or patents on Improvements; or (ii) any information or allegations affecting the validity of the Orphan Drug Designation, or patents on Improvements promptly after becoming aware of the same.

          (b) Britannia shall have the option of conducting any litigation with respect to alleged infringement of patents on any Improvements developed by Britannia. Should Britannia decide to conduct the litigation, Britannia shall control the conduct of the litigation and Mylan shall reasonably cooperate with Britannia in such litigation. Provided, however, should Britannia, for any reason, decline to conduct the litigation, Mylan shall have the right to conduct such litigation and, in such event, Britannia shall reasonably cooperate with Mylan in such litigation. Notwithstanding which party conducts the litigation, Mylan and Britannia shall equally share the cost of such litigation and any proceeds therefrom shall be apportioned, pro rata, between Mylan and Britannia based upon the damage sustained by either party, respectively, and/or the benefit which inures to each as the result of the litigation. The allocation by a court or other competent tribunal having jurisdiction shall be binding on the parties. If the matter is not determined by a court or other tribunal or, if the court or tribunal does not make such an allocation, or if the matter is resolved by settlement or other mechanism, the parties shall negotiate in good faith to agree on an appropriate allocation.

          (c) Britannia and Mylan, each at the request of the other and at their own expense, shall assist each other and cooperate in any action taken, other than direct financial assistance, against an alleged infringer or potential infringer.

     5.3 Britannia agrees to defend (or settle) at its own expense, any action in the nature of patent infringement asserted against Mylan by reason of the marketing and sale of the Product pursuant to the Orphan Drug Rights, patents on Britannia's Improvements and/or the Know-How and to indemnify Mylan against any cost, loss or expense (including reasonable attorneys fees and disbursements) incurred in connection therewith. Any such indemnification shall be provided in the manner and subject to the terms of Sections 8.3 and 8.4 hereof, provided that Britannia shall only be responsible for direct costs, damages and expenses arising from a matter as to which indemnification is required by this Section (including, without limitation, license fees paid hereunder and other costs and expenses directly attributable to such matter) and shall not be responsible for lost profits or consequential damages (such as loss of corporate good will generally) arising with respect thereto. Notwithstanding the preceding provisions of this
          Section 5.3, Mylan shall be responsible for the first $*** in costs and expenses attributable to any matter as to which indemnity is to be provided under this Section 5.3.

6.   REPRESENTATIONS AND WARRANTIES

     6.1  Britannia hereby represents and warrants to Mylan as follows:

          (a) The execution and delivery by Britannia of this Agreement and the performance by Britannia of its obligations hereunder have been duly authorized by all necessary corporate action on the part of Britannia, and do not conflict with the terms of any other contract, agreement, arrangement or understanding to which Britannia is a party.

          (b) Britannia has not received notice nor is it aware of any claim of ownership invalidity or patent infringement asserted by any third party (including, without limitation, by employees, consultants or other personnel) against Britannia in respect of the Know-How.

          (c) Britannia has the right to grant an exclusive license under the Know-How in accordance with the terms and conditions hereof.

          (d) Britannia has provided, or otherwise made available, to Mylan, whether requested or not, all relevant or material information and data concerning the Product, Orphan Drug Designation, the Know-How and the ability of Britannia to perform hereunder.

          (e) To Britannia's knowledge and belief, all information provided or to be provided by Britannia hereunder, as far as it is or shall be known by Britannia, is true, complete and accurate.

          (f) To Britannia's knowledge and belief, there are no pending or threatened actions, suits, proceedings, investigations, inquiries or judgements, decrees, injunctions, awards, or orders involving, or related to, any matters set forth herein or rights granted hereunder.

     6.2  Mylan hereby represents and warrants to Britannia as follows:

          (a) The execution and delivery by Mylan of this Agreement and the performance by Mylan of its obligations hereunder have been duly authorized by all necessary corporate action on the part of Mylan and do not conflict with the terms of any other contract, agreement, arrangement or understanding to which Mylan is a party.

          (b) Mylan has received from Britannia such information with respect to the Product, Orphan Drug Designation and the Know-How as Mylan has deemed necessary and relevant in connection with the transactions contemplated by this Agreement, and Mylan has had the opportunity to ask questions of and receive answers from persons acting on behalf of Britannia as Mylan has deemed necessary to verify the information so obtained. The foregoing shall not be deemed a limitation upon any representation or warranty of Britannia set forth herein. This representation shall come into effect upon expiration of the Due Diligence Period referred to in Section 2.1 provided Mylan has not terminated this Agreement in accordance with that Section.

     6.3 Each of Mylan and Britannia hereby covenant with each other as follows:

          (a) Mylan shall disclose to Britannia and Britannia shall disclose to Mylan, in each case within five (5) business days, all reports or other knowledge ("Safety Data") they may from time to time possess with respect to "adverse drug experiences" (as defined in regulations promulgated by applicable regulatory authorities), mislabeling, stability failures or microbiological contamination with respect to the product (whether occurring inside or outside the Territory). With respect to "serious adverse drug experiences" as defined in the U.S. legislation in 21 CFR Section
               312.32 and Section 314.80 and in applicable sections of the laws of the countries comprising the Territory, each party shall disclose to the other such Safety Data within two (2) business days of receipt of notification of such event. The content of such disclosure shall comply with applicable regulations. Each party shall promptly deliver to the other all correspondence which such party may receive from regulatory authorities in jurisdictions where such party has rights to market the product, except for procedural, non-substantive communications which do not relate to the safety or efficacy of the Product.

7.   CONFIDENTIALITY

     7.1 For purposes of this Agreement, the term "Confidential Information" shall mean any information (whether or not reduced to writing) which either party shall possess in relation to the development, formulation, manufacture, testing, marketing or distribution of any Product (including Improvements developed by Mylan) except for any information which:

          (a) is available to the public generally other than as a result of disclosure by either party;

          (b) is known to a party prior to disclosure by the other party and such other party can prove it by written evidence or other competent proof; or

          (c) becomes known to a party by a source other than the other party, which source is legally entitled to make such disclosure.

     7.2 Britannia and Mylan shall keep in strictest confidence all Confidential Information and shall not disclose such Confidential Information to any third person except employees, consultants or other agents who need to receive such Confidential Information for the purpose of achieving an objective of this Agreement and who are bound by obligations of confidentiality with respect thereto, as necessary in connection with the transactions provided for or contemplated hereby, or as may otherwise be required by law. Each such party shall exercise all necessary precautions to safeguard the secrecy of Confidential Information and to prevent the unauthorized disclosure thereof.

     7.3 Subject to Sections 7.1 and 7.2, Mylan (and Mylan's permitted sublicensees) shall have the right to use all Confidential Information hereafter developed by Britannia for use in marketing the product in the Territory and for developing Improvements but for no other purpose.

     7.4 The provisions of this Article 7 shall survive expiration or termination of this Agreement for any reason and shall remain in effect for a period of seven (7) years following the date of the last sale of Product or any Improvement by Mylan hereunder.

8.   MARKETING OBLIGATION; INDEMNITY

     8.1 At all times during the term hereof following the Commencement Date, Mylan will use its Best Efforts, subject to compliance with all applicable laws and regulations, to register, promote and market the Product in the Territory. Mylan agrees to market the Product in a commercially reasonable manner.

     8.2 Britannia shall indemnify and hold Mylan harmless from and against any direct costs, expenses (including, without limitation, reasonable attorneys fees) or damages (hereinafter referred to as "Claims") which arise from breach by Britannia of any of its representations, covenants, warranties or obligations set forth herein, except to the extent such Claims are caused by the negligence or willful misconduct of Mylan. Mylan shall indemnify and hold Britannia harmless from and against any Claims which arise from the breach by Mylan of any of its representations, covenants, warranties or obligations set forth herein or from the marketing, sale or distribution of the Product by Mylan and its Affiliates, except to the extent such Claim was caused by or arises from: (i) the negligence or willful misconduct of Britannia; or (ii) any matter as to which Britannia has agreed to indemnify Mylan hereunder. The person obligated to provide indemnity pursuant to this Section 8.2 is hereinafter referred to as the "Indemnifying Party".

     8.3 Promptly after the receipt by any party hereto of notice of (a) any claim or (b) the commencement of any action or proceeding, such party will, if a claim with respect thereto is to be made against any party obligated to provide indemnification pursuant to Section 8.2 hereof, give such Indemnifying Party written notice of such claim or the commencement of such action or proceeding. Such Indemnifying Party shall have the right, at its option, to compromise or defend, at its own expense and by its counsel, any such matter involving the asserted liability of the party seeking such indemnification. Such notice, and the opportunity to compromise or defend, shall be a condition precedent to any liability of the Indemnifying Party under the indemnification provisions of Section 8.2. In the event that any Indemnifying Party shall undertake to compromise or defend any such asserted liability, it shall promptly notify the party seeking indemnification of its intention to do so, and the party seeking indemnification agrees to cooperate fully with the Indemnifying party and its counsel in the compromise of, or defense against, any such asserted liability. In any event, the indemnified party shall have the right, at its own expense, to participate in the defense of such asserted liability, provided that the Indemnifying Party's counsel shall make all final decisions concerning the defense or compromise or settlement of such litigation.

     8.4 Each of the parties hereto shall be entitled to be represented at any proceedings brought by the other party under this Article 8 by its own counsel, at its own expense, and shall cooperate fully with the other party in any such proceeding, provided it is adequately reimbursed for its out-of-pocket costs and expenses, excluding attorneys' fees.

     8.5 Mylan at all times under this Agreement shall maintain product liability insurance protecting itself and Britannia (naming Britannia as an additional insured) against any Claims for which Mylan is required to indemnify Britannia hereunder. The insurance coverage shall be in such amounts, covering such risks as are appropriate, in accordance with sound business practice and Mylan's obligations under this Agreement, but, in any event in amounts ***.
          In connection with its obligations hereunder, Mylan, upon request, shall furnish proof of such insurance to Britannia.

9.   TERM OF LICENSE AGREEMENT

     9.1 Subject to the provisions of Section 11, this Agreement shall remain in effect until the last to expire of the following terms:

          (a)  Expiration of the Orphan Drug Rights;

          (b) The last to expire of any patents issued or licensed to Britannia for an Improvement or, if there are no such patents, for a period of *** from the date of first commercial sale of the Product in the Territory subject to a right by Mylan to renew for additional consecutive terms of *** each by giving notice in writing to Britannia of its intent to renew not less than six (6) months prior to the end of the initial or any renewal term.

     9.2 Upon the expiration of the term of this Agreement, Mylan shall have a royalty-free, Non-Exclusive, paid-up license to market, promote, use, sell and distribute the Product under the Trademarks in the Territory.


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

     9.3 No expiration of the term of this Agreement shall relieve either party of obligations accrued to such date of expiration or of obligations which continue by the terms hereof beyond such expiration.

10.  TERMINATION

     10.1 In the event of any default by either party in the performance of any of the terms and conditions of this Agreement, the other party may terminate this agreement upon ninety (90) days written notice; provided, however, that (i) if during such ninety (90) day period the party against whom the default is claimed cures default, (ii) if such breach cannot be cured within such ninety (90) day period, such person takes reasonable steps to commence and proceeds diligently thereafter to cure such default and, in fact, cures such default within a reasonable period of time, or (iii) if such default is cured in any other manner satisfactory to the other party as a substitute for full performance, then this Agreement will continue in full force and effect until it expires as provided in Section 9.

     10.2 In the event that this Agreement is terminated by either party as a result of the default of the other party, the obligations of confidentiality set forth in Section 7 shall survive and continue to bind the defaulting party, and in all other respects the rights and obligations of the non-defaulting party shall be determined in accordance with the provisions of this Agreement.

11.  SPECIFIC PERFORMANCE; FORCE MAJEURE

     11.1 Each party agrees that a violation by it of any of its covenants and undertakings contained in this Agreement will cause irreparable injury to the other, and that such other party shall be entitled, in addition to any other rights and remedies it may have hereunder at law or at equity, to an injunction or similar equitable remedy enjoining and restraining any such violation or threatened violation thereof.

     11.2 Neither Britannia nor Mylan shall be held liable or in default for failure of performance for any cause beyond its reasonable control including, for example, Acts of God, declared or undeclared war, fire, flood, interruption of transportation, embargo, insurrections, accident, explosion, governmental laws, orders, regulations, or restrictions, any strike, lockout or other labor troubles interfering with the production or transportation of the Product.

12.  FURTHER ASSURANCES

     Each of the parties shall, from time to time during the term of this Agreement, upon request by the other, execute and deliver all such further documents or instruments as may be required in order to give effect to the purpose and intent of this Agreement. Without limiting the generality of the foregoing, the obligations of the parties hereunder are undertaken with a principal objective of complying with all pertinent provisions of applicable laws, orders and regulations relating to the manufacture, use or sale of pharmaceutical products, and the parties shall take all necessary action as may be required to comply with such provisions.

13.  ASSIGNMENT

     This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective assignees and successors in interest. In addition, except to the extent of the sublicensing permitted by Section 3.1, neither party shall assign its rights or obligations hereunder, except with the consent of the other party, which consent shall not be unreasonably withheld.

14.  CHOICE OF LAW

     This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without giving effect to its principles of conflicts of laws.

15.  NOTICES

     Any such notice, request or other communication required or permitted by this Agreement to be given by either party to the other shall be in writing and either mailed by registered or certified mail, return receipt requested, by express delivery service or by facsimile transmission, addressed to such party,
Attention: The Chief Executive Officer, at its address indicated above or to such party previously may have designated by like written notice. Notice shall be deemed to have been given upon receipt. Facsimile transmission numbers for the parties are as follows:

          If to Mylan: (304) 599-7284

          If to Britannia: (44) (1) 737 762 672

16.  MISCELLANEOUS

     16.1 This agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior written or oral agreements or understandings regarding the subject matter hereof or in conflict with its terms.

     16.2 Except as otherwise provided in Section 11.1, any disputes arising with respect to the interpretation or enforcement of, or claims with respect to, any provision hereof shall be submitted in the first instance to the parties' respective Chief Executive Officers.

     16.3 No modification or waiver of any of the terms of this Agreement shall be deemed valid unless it is in writing and signed by the party against whom such modification is sought to be enforced. The failure of either party to insist upon the strict performance of any term of this Agreement or the waiver by either party of any breach under this Agreement shall not prevent the subsequent strict enforcement of such term nor be deemed a waiver of any subsequent breach.

     16.4 In the event any court declares illegal or unenforceable, as written or applied, any provision of this Agreement, the balance of such provision and this Agreement shall continue in full force and effect as if such provision had been deleted or made inapplicable to the situations to which such provision cannot be legally applied.

     16.5 Neither party shall publicly disclose the subject matter or terms and conditions hereof without the prior consent of the other, except to the extent of disclosure which either party may be required to make by law or regulation.

     IN WITNESS WHEREOF, the parties hereto have executed this agreement as of the day and year first written above.

                                        BRITANNIA PHARMACEUTICALS, LIMITED


                                        By:
                                            ------------------------------------


                                        MYLAN PHARMACEUTICALS INC.


                                        By:
                                            ------------------------------------

                     AMENDMENT TO LICENSE AGREEMENT BETWEEN

                       BRITANNIA PHARMACEUTICALS, LIMITED

                                       AND

                           MYLAN PHARMACEUTICALS INC.

                             DATED NOVEMBER 24, 1999

The Parties agree to amend the above referenced agreement as follows:

1.   Section 3.3(a) shall be deleted and replaced with the following:

     3.3(a) Improvements developed by Britannia shall become part of the License granted to Mylan under Section 3.1 of this Agreement without further milestone payments by Mylan provided that Mylan shall by written notice elect to accept rights to the relevant Improvement *** the date of written disclosure of such Improvement by Britannia and provided that Mylan shall deliver to Britannia, without charge, a copy of the regulatory package for such Improvement in the form in which it is filed in the U.S. and other countries in the Territory; Mylan shall have the obligation to complete regulatory trials and register Improvements developed by Britannia and accepted by Mylan as aforesaid whenever it is commercially reasonable to do so;

2.   Revise Page 8 Line 14 as follows:

     By inserting the sentence:

     "All Improvements shall be disclosed in writing and each party shall have a period *** the date of written disclosure to exercise its rights under this Section 3.3"

     In place of the sentence:

     "Such improvements shall be disclosed in writing to Britannia and Britannia shall have a period *** the date of written disclosure in which to exercise its rights under this Section"

Signed and Accepted:-

MYLAN PHARMACEUTICALS INC.              BRITANNIA PHARMACEUTICALS LTD.


BY:                                     BY:
    ---------------------------------       ------------------------------------
TITLE:                                  TITLE:
DATE:                                   DATE: